SEC Mail Processing Section

FEB 27 2009

Washington, DC 101

09055929

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
[WASHINGTON, D].C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T-H Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 Eisenhower Drive
(No. and Street)

Savannah	Georgia	31406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Millicent E. Counts (770) 352-0120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deemer Dana & Froehle LLP
(Name – *if individual, state last, first, middle name*)

118 Park of Commerce Drive	Savannah	Georgia	31405
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil C. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T-H Brokerage Services, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

WANDA J. FELTON
Notary Public, Emanuel County, GA
My Commission Expires May 4, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEEMER DANA
& FROEHLE LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
T-H Brokerage Services, LLC

We have audited the accompanying statement of financial condition of T-H Brokerage Services, LLC as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of T-H Brokerage Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T-H Brokerage Services, LLC as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Deemer Dana & Froehle LLP

Savannah, Georgia
February 25, 2009

118 Park of Commerce Drive • Savannah, GA 31405 • PO Box 9706 (31412)
TF 877-238-1008 P 912-238-1001 F 912-238-1701
2905 Premiere Parkway, Suite 100 • Duluth, GA 30097
TF 800-852-6075 P 770-498-1400 F 770-498-1419

T-H BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS		
Cash	$	71,298
Commission receivable		1,625
Due from parent company		76,750
	$	149,673

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$	149,673
	$	149,673

See Notes to Financial Statements.

T-H BROKERAGE SERVICES, LLC

STATEMENT OF INCOME
Year Ended December 31, 2008

REVENUES		
Commissions	$	62,013
OPERATING EXPENSES		
Advertising fees		500
Insurance		363
Regulatory fees		570
		1,433
NET INCOME	$	60,580

See Notes to Financial Statements.

T-H BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31,

BALANCE, December 31, 2007	$	89,093
Net income		60,580
BALANCE, December 31, 2008	$	149,673

See Notes to Financial Statements.

T-H BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	60,580
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in commission receivable		1,866
Change in amount due to/from parent company		(40,000)
Net cash provided by operating activities		22,446
INCREASE IN CASH AND CASH EQUIVALENTS		22,446
BEGINNING CASH AND CASH EQUIVALENTS		48,852
ENDING CASH AND CASH EQUIVALENTS	$	71,298

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
T-H Brokerage Services, LLC (the "Company") is a registered broker-dealer, and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a wholly-owned subsidiary of T-H Trustee Investment Services, LLC (the "Parent"). During the year ended December 31, 2008, the Parent waived all operating expenses for the Company.

Commission Revenues
The Company has a marketing arrangement with Donaldson & Company, an Atlanta, Georgia based institutional brokerage firm. Per the arrangement, on clients the Company refers to Donaldson & Company, the Company receives 50% of the net profit generated by commissions produced by the accounts. Commission revenues are recorded on a trade-date basis as securities transactions occur. At December 31, 2008, the Company had a commission receivable from Donaldson & Company of $1,625.

Income Taxes
The Company and the Parent are limited liability companies. As such, the Company's and Parent's members are taxed on their proportionate share of the Company's income. Therefore, no provision for income taxes has been recorded. The Company is organized as a limited liability company pursuant to paragraph 14-11-100 of The Official Code of Georgia, Annotated.

NOTE 2. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company did not have any liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2008.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $72,923 which was $67,923, in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2008, was .00 to 1.

There were no material differences between this computation and that reflected in the focus report filed for the quarter ended December 31, 2008.

NOTE 4. COMPUTATION AND INFORMATION ON POSSESSION AND CONTROL

The Company operates under the (k)(2)(i) exemptive provisions to SEC Rule 15c3-3; therefore, computations of reserve requirements and information related to possession and control are not applicable.

DEEMER DANA
& FROEHLE LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

To the Member
T-H Brokerage Services, LLC

In planning and performing our audit of the basic financial statements and supplemental schedule of T-H Brokerage Services, LLC for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by T-H Brokerage Services, LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because T-H Brokerage Services, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by T-H Brokerage Services, LLC in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of T-H Brokerage Services, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which T-H Brokerage Services, LLC has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

118 Park of Commerce Drive • Savannah, GA 31405 • PO Box 9706 (31412)
TF 877-238-1008 P 912-238-1001 F 912-238-1701
2905 Premiere Parkway, Suite 100 • Duluth, GA 30097
TF 800-852-6075 P 770-498-1400 F 770-498-1419

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that T-H Brokerage Services, LLC's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deemer Dana & Froehle LLP

Savannah, Georgia
February 25, 2009

SUPPLEMENTAL INFORMATION

T-H BROKERAGE SERVICES, LLC

SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2008

NET CAPITAL		
Total member's equity qualified for net capital	$	149,673
Additions		-
Deductions		(76,750)
Net capital before haircuts on securities positions		72,923
Haircuts on securities positions		-
NET CAPITAL	$	72,923
AGGREGATE INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	-
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	67,923
Excess net capital at 100%, net capital less 10% of aggregate indebtedness	$	72,923
Ratio of aggregate indebtedness to net capital		0.00

T-H BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS

December 31, 2008

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